Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS,

SUPERVISORS AND SENIOR MANAGEMENT MEMBERS IN 2018

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of directors, supervisors and senior management members of the Company in its 2018 annual report on a preliminary basis. Information regarding their final compensation in 2018 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary		Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total remuneration before tax		The actual payment of remuneration before tax in 2018
					Including: deferral payment			Including: deferral payment
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Wang Bin	Chairman and Executive Director	—	—	—	—	—	—	—	—
Su Hengxuan	Executive Director and President	—	—	—	—	—	—	—	—
Xu Hengping	Executive Director and Vice President	143.20	105.01	248.21	63.01	23.24	271.45	63.01	208.44
Xu Haifeng	Executive Director and Vice President	143.20	114.56	257.76	68.74	23.24	281.00	68.74	212.26
Yuan Changqing	Non-executive Director	—	—	—	—	—	—	—	—
Liu Huimin	Non-executive Director	—	—	—	—	—	—	—	—
Yin Zhaojun	Non-executive Director	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Robinson Drake Pike	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Tang Xin	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00

Commission File Number 001-31914

Name	Position	Basic annual salary	Annual performance bonus	Total salary		Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total remuneration before tax		The actual payment of remuneration before tax in 2018
					Including: deferral payment			Including: deferral payment
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Leung Oi-Sie Elsie	Independent Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Jia Yuzeng	Chairman of the Board of Supervisors	62.65	50.12	112.77	30.07	11.90	124.67	30.07	94.60
Shi Xiangming	Supervisor	59.38	58.91	118.29	—	30.89	149.18	—	149.18
Luo Zhaohui	Supervisor	—	—	—	—	—	—	—	—
Song Ping	Employee Representative Supervisor	40.29	38.72	79.01	—	26.75	105.76	—	105.76
Huang Xin	Employee Representative Supervisor	28.20	23.99	52.19	—	19.01	71.20	—	71.20
Li Mingguang	Vice President, Chief Actuary and Board Secretary	143.20	107.40	250.60	64.44	23.36	273.96	64.44	209.52
Zhao Lijun	Vice President	143.20	107.40	250.60	64.44	23.29	273.89	64.44	209.45
Xiao Jianyou	Vice President	125.30	93.98	219.28	56.39	23.29	242.57	56.39	186.18
Zhao Peng	Vice President	124.55	93.42	217.97	56.05	23.34	241.31	56.05	185.26
Ruan Qi	Vice President	123.81	99.05	222.86	59.43	23.93	246.79	59.43	187.36
Zhan Zhong	Marketing Director	107.40	80.55	187.95	48.33	31.57	219.52	48.33	171.19
Yang Hong	Operation Director	89.50	71.60	161.10	42.96	26.28	187.38	42.96	144.42
Xu Chongmiao	Compliance Officer	25.28	27.05	52.33	—	16.38	68.71	—	68.71
Information regarding the compensation of directors, supervisors and senior management members who resigned or retired in 2018
Yang Mingsheng	Chairman and Executive Director	—	—	—	—	—	—	—	—
Lin Dairen	Executive Director and President	179.00	104.42	283.42	62.65	23.46	306.88	62.65	244.23
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—
Miao Ping	Chairman of the Board of Supervisors	71.60	57.28	128.88	34.37	11.33	140.21	34.37	105.84
Xiong Junhong	Supervisor	—	—	—	—	—	—	—	—
Li Guodong	Employee Representative Supervisor	—	—	—	—	—	—	—	—

Commission File Number 001-31914

Name	Position	Basic annual salary	Annual performance bonus	Total salary		Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total remuneration before tax		The actual payment of remuneration before tax in 2018
					Including: deferral payment			Including: deferral payment
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Wang Cuifei	Employee Representative Supervisor	27.72	26.41	54.13	—	16.56	70.69	—	70.69

Total	/	/	/	/	/	/	/	/	2,750.29

Notes:

1.  The total remuneration before tax in the above table refers to the total amount of remuneration of directors, supervisors and senior management members of the Company for the year 2018 and includes the amount disclosed in the Company’s 2018 annual report.

2.  The remuneration of directors, supervisors and senior management members of the Company is calculated based on their respective terms of office in 2018.

3.  The remuneration of directors and supervisors of the Company in 2018 is subject to the approval at the shareholders’ general meeting of the Company.

4.  As approved by the China Banking and Insurance Regulatory Commission, Mr. Su Hengxuan was appointed as the President of the Company on 2 April 2019.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 July 2019

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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